UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                                                 Commission File Number: 1-13856

                           NOTIFICATION OF LATE FILING

             (Check One) [X] Form 10-K and Form 10-KSB [ ] Form 11-K
           [ ] Form 20-F [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR
                       For Period Ended: December 31, 2001

                           [ ] Transition Report on Form 10-K
                           [ ] Transition Report on Form 20-F
                           [ ] Transition Report on Form 11-K
                           [ ] Transition Report on Form 10-Q
                           [ ] Transition Report on Form N-SAR
                           For the Transition Period Ended:  N/A
                                                             --- ----------

     Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.


     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ______________


PART I - REGISTRANT INFORMATION

     Full Name of Registrant:   SEL-LEB MARKETING, INC.
                              --------------------------
     Former name if applicable: N/A
                                --- --------------

     Address of Principal
     Executive Office Street and Number): 495 RIVER STREET
                                          ----------------
                                          PATERSON, NJ 07524
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PART II - RULES 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K[SB], Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q[SB], or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K[SB], 11-K, 20-F, 10-Q[SB], N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant's Form 10-KSB for the year ended December 31, 2001 could not be filed within the prescribed time period due to unforeseen difficulties in connection with its preparation. It is presently anticipated that the financial statements


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will be finalized, and the Form 10-KSB filed, on or before April 5, 2002.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     GEORGE FISCHER                (973)                225-9880
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         (Name)                  (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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

                             SEL-LEB MARKETING, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  April 2, 2002                         /s/ George Fischer
                                             ------------------------
                                             George Fischer
                                             Chief Financial Officer
                                             (Principal Financial and
                                             Accounting Officer)

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

                            ATTACHMENT TO PART IV OF
                                 FORM 12b-25 OF
                             SEL-LEB MARKETING, INC.

                  With respect to its Form 10-KSB for the year
                             ended December 31, 2001


The registrant estimates that its results of operations for the fiscal year ended December 31, 2001 ("Fiscal 2001") as reflected in its statements of operations to be included in its Form 10-KSB for the fiscal year ended December 31, 2001 will reflect an increase in total revenues to approximately $21,451,000 compared to $20,707,000 for the fiscal year ended December 31, 2000 ("Fiscal 2000"). In addition, the registrant expects to report a profit from operations of approximately $661,000 in Fiscal 2001 compared to profit from operations of $619,000 in Fiscal 2000. Net profit for Fiscal 2001 is expected to be approximately $444,000 compared to a net profit of $94,000 in Fiscal 2000.

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